September 13, 2024

Benjamin S. Miller
Chief Executive Officer
Fundrise Growth eREIT VII, LLC
11 Dupont Circle NW
9th Floor
Washington, DC 20036

       Re: Fundrise Growth eREIT VII, LLC
           Offering Statement on Form 1-A
           Response dated August 29, 2024
           File No. 024-12362
Dear Benjamin S. Miller:

     We have reviewed your response dated August 29, 2024 and have the following comments.

         Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Response dated August 29, 2024
General

1.     We acknowledge your response to our prior comments. Please update the analysis
       provided regarding whether the company, (ii) SFR JV I, LLC, and (iii) SFR JV II, LLC
       meet the definition of an    investment company    under Section
3(a)(1)(A) and Section
       3(a)(1)(C) of the Investment Company Act of 1940 (the    Investment
Company Act   ) to
       ensure that all relevant data and calculations are provided as of the most recent fiscal quarter end.
2.     We understand that Fundrise Real Estate Interval Fund, LLC (the
Interval Fund   ) holds
       90% and 95% of the interests in SFR JV I, LLC and SFR JV II, LLC (the
SFR JVs   ),
       respectively, and that the Interval Fund is an    investment company
within the meaning
       of the Investment Company Act. Please confirm whether the interests in the SFR JVs held
       by the Interval Fund are    investment securities,    as defined in
section 3(a)(2), and explain
       the basis for your determination.
 September 13, 2024
Page 2
3. Please be advised that we are considering your supplemental response, dated September 5,
       2024, to the comment letter issued to Fundrise East Coast Opportunistic REIT, LLC regarding your website disclosures and your disclosures in the offering circular referencing your website, and may have additional comments.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        Please contact Adam Lovell at 323-578-8969 or Scott Jameson at 202-551-3511 if you
have questions regarding comments relating to the Investment Company Act. Please contact
Isabel Rivera at 202-551-3518 or Dorrie Yale at 202-551-8776 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   David H. Roberts